UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

333-289411

Idea Tech Holding Limited

(Exact name of registrant as specified in its charter)

Room 721, 7/F Cyberport One,

100 Cyberport Road,

Pokfulam, Hong Kong

(+852) 2503 3018

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Rule provision relied upon to suspend the duty to file reports for the class(es) of securities listed above:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Twelve (12)

Explanatory Note

Idea Tech Holding Limited (the “Company”) is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s registration statement (the “Registration Statement”) on Form F-1 (File No. 333-289411), initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2025, was declared effective on September 30, 2025, and was declared effective on a post-effective basis on November 28, 2025. No securities have been sold pursuant to the Registration Statement, and the offering contemplated thereby has not been consummated. The Company has not registered any class of its securities under Section 12(b) or Section 12(g) of the Exchange Act, and no class of the Company’s securities is listed on any national securities exchange. The Company’s reporting obligations arise solely under Section 15(d) of the Exchange Act. As of the filing date, Idea Tech Holding Limited is current in its Exchange Act reporting.

Pursuant to the requirements of the Securities Exchange Act of 1934, Idea Tech Holding Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Idea Tech Holding Limited

By:	/s/ Chun Ki Wan
Name:	Chun Ki Wan
Title:	Chief Executive Officer
Date:	September 4, 2026